UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Borders Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
099709107
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copies to:
Andrew G. Dietderich, Esq.
Alan J. Sinsheimer, Esq.
Sullivan & Cromwell LLP
125 Broad Street, New York, New York 10004
212-558-4000
February 13, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	099709107

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,297,880

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

25,297,880

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,297,880

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.62%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1 This calculation is based on 75,238,934 shares of common stock of Borders Group, Inc. This figure is based on 60,538,934 shares of Common Stock outstanding as of December 5, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 1, 2008 and warrants covering 14,700,000 shares of Common Stock.

CUSIP No.	099709107

1	NAME OF REPORTING PERSON PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,297,880

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

25,297,880

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,297,880

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.62%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2 This calculation is based on 75,238,934 shares of common stock of Borders Group, Inc. This figure is based on 60,538,934 shares of Common Stock outstanding as of December 5, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 1, 2008 and warrants covering 14,700,000 shares of Common Stock.

CUSIP No.	099709107

1	NAMES OF REPORTING PERSON Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,779,433

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

14,779,433

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,779,433

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.64%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3 This calculation is based on 75,238,934 shares of common stock of Borders Group, Inc. This figure is based on 60,538,934 shares of Common Stock outstanding as of December 5, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 1, 2008 and warrants covering 14,700,000 shares of Common Stock.

CUSIP No.	099709107

1	NAME OF REPORTING PERSON William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,297,880

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

25,297,880

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,297,880

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.62%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
4 This calculation is based on 75,238,934 shares of common stock of Borders Group, Inc. This figure is based on 60,538,934 shares of Common Stock outstanding as of December 5, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 1, 2008 and warrants covering 14,700,000 shares of Common Stock.

CUSIP No.	099709107

1	NAME OF REPORTING PERSON BGP Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,798,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

8,798,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,798,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.69%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
4 This calculation is based on 75,238,934 shares of common stock of Borders Group, Inc. This figure is based on 60,538,934 shares of Common Stock outstanding as of December 5, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 1, 2008 and warrants covering 14,700,000 shares of Common Stock.

This Amendment No. 10 (this “Amendment No. 10”) amends and supplements the statement on Schedule 13D, as amended to date (the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), (iv) William A. Ackman, a citizen of the United States of America, and (v) BGP Holdings Corp., a Delaware corporation (collectively, the “Reporting Persons”), relating to the common stock (the “Common Stock”) of Borders Group, Inc., a Michigan corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used herein shall have such defined meanings as previously used in the Schedule 13D filed by the Reporting Persons.
As of February 13, 2009, as reflected in this Amendment No. 10, the Reporting Persons are reporting beneficial ownership on an aggregate basis of 25,297,880 shares of Common Stock (approximately 33.62% of the outstanding shares). This includes warrants covering 14,700,000 shares of Common Stock, which represents 9,550,000 warrants received on April 9, 2008 and 5,150,000 warrants received on October 1, 2008 (each, as previously disclosed). The Reporting Persons own cash settled total return equity swaps covering 4,376,163 notional shares of Common Stock (as previously disclosed). The notional shares that underlie such swaps are not included in the totals set forth in the charts earlier in the Schedule 13D. The aggregate economic exposure of the Reporting Persons to shares of Common Stock, including the aggregate shares of Common Stock beneficially owned by the Reporting Persons plus the aggregate notional shares underlying such swaps, represents approximately 39.44% of the sum of the outstanding shares of Common Stock and the shares of Common Stock underlying such warrants.
Item 4. Purpose of Transaction
Item 4 is hereby supplemented, as follows:
On January 27, 2009, Pershing Square and the Issuer agreed to amend the Purchase Offer Letter (the “Second Amendment of Purchase Offer”) to shorten the requisite notice period for acceptance of Pershing Square’s backstop purchase offer on behalf of certain funds managed by Pershing Square, set forth in the Purchase Offer Letter, such that, subject to various terms and conditions previously disclosed on this Schedule 13D, the Issuer may accept the offer by executing and delivering an irrevocable written notice of such acceptance no later than 5 calendar days prior to expiration of the offer. On February 11, 2009, Pershing Square and the Issuer agreed to further amend the Purchase Offer Letter (the “Third Amendment of Purchase Offer”) to shorten such requisite notice period to 3 calendar days prior to expiration of the offer. Other than as set forth in the Third Amendment of Purchase Offer, all terms and conditions remain in place.
On February 13, 2009, Pershing Square and the Issuer entered into that certain Extension and Amendment of Purchase Offer (the “Second Extension of Purchase Offer”) to extend, subject to various terms and conditions previously disclosed on this Schedule 13D, Pershing Square’s backstop purchase offer on behalf of certain funds managed by Pershing Square, set forth in the Purchase Offer Letter, from February 16, 2009 to April 15, 2009, and to amend the requisite notice period for acceptance of such backstop purchase offer such that, subject to various terms and conditions previously disclosed on this Schedule 13D, the Issuer may accept the offer by executing and delivering an irrevocable written notice of such acceptance by no later than 10 business days prior to expiration of the offer. The Second Extension of Purchase Offer also provides that the Issuer will make a payment to Pershing Square in an aggregate amount of $750,000 as reimbursement of expenses and as consideration for the extension of Pershing Square’s backstop purchase offer on behalf of certain funds managed by Pershing Square. Pershing Square received such payment of $750,000 on February 13, 2009. Other than as set forth in the Second Extension of Purchase Offer, all terms and conditions remain in place.
On February 13, 2009, Pershing Square, certain of its affiliates and the Issuer entered into that certain Second Amendment to the Senior Secured Credit Agreement (the “Second Amendment to the Senior Secured Credit Agreement”) to extend the deadline for repayment of the $42,500,000 senior secured term loan owed under the Credit Agreement, as amended pursuant to the First Amendment to the Senior Secured Credit Agreement, by the Issuer to Pershing Square and certain of its affiliates, from February 16, 2009 to April 15, 2009. The Second Amendment to the Senior Secured Credit Agreement also provides for reimbursement of expenses in connection with amendments to the Credit Agreement pursuant to Section 14.2 of the Credit Agreement. Other than as set forth in the Second Amendment to the Senior Secured Credit Agreement, all terms and conditions remain in place.
On February 13, 2009, Pershing Square, the Issuer and Richard T. McGuire, III agreed to terminate the January 17, 2008 Letter Agreement (the “Termination Agreement”). The confidentiality provisions set forth in the January 17, 2008 Letter Agreement will continue to apply to information exchanged between the parties subject to such provisions prior to the date of the Termination Agreement.

The foregoing summary of the above-referenced agreements and the contemplated transactions is not complete and is subject in its entirety to the Second Amendment of Purchase Offer, the Third Amendment of Purchase Offer, the Second Extension of Purchase Offer, the Second Amendment to the Senior Secured Credit Agreement and the Termination Agreement, which are filed as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 hereto and are incorporated herein by reference.
The Reporting persons have been and continue to be in discussions with the Issuer regarding the Financing Transactions, including the backstop purchase offer, set forth in the Purchase Offer Letter, as extended and amended and alternative commitments and transactions. Notwithstanding anything to the contrary in this Schedule 13D or otherwise, the Reporting Persons may cease these discussions at any time and can make no assurance that any Financing Transaction will be successfully negotiated and/or consummated.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is hereby supplemented, as follows:
On January 27, 2009, Pershing Square and the Issuer entered into the Second Amendment of Purchase Offer, which is summarized in Item 4 above, is filed as Exhibit 99.1 hereto and is incorporated herein by reference.
On February 11, 2009, Pershing Square and the Issuer entered into the Third Amendment of Purchase Offer, which is summarized in Item 4 above, is filed as Exhibit 99.2 hereto and is incorporated herein by reference.
On February 13, 2009, Pershing Square and the Issuer entered into the Second Extension of Purchase Offer, which is summarized in Item 4 above, is filed as Exhibit 99.3 hereto and is incorporated herein by reference.
On February 13, 2009, Pershing Square, certain of its affiliates and the Issuer entered into the Second Amendment to the Senior Secured Credit Agreement, which is summarized in Item 4 above, is filed as Exhibit 99.4 hereto and is incorporated herein by reference.
On February 13, 2009, Pershing Square, the Issuer and Richard T. McGuire, III entered into the Termination Agreement, which is summarized in Item 4 above, is filed as Exhibit 99.5 hereto and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
Item 7 is hereby supplemented by adding the following exhibits:

Exhibit 99.1	Amendment of Purchase Offer, dated January 27, 2009, between Pershing Square Capital Management, L.P. and Borders Group, Inc.

Exhibit 99.2	Amendment of Purchase Offer, dated February 11, 2009, between Pershing Square Capital Management, L.P. and Borders Group, Inc.

Exhibit 99.3	Extension and Amendment of Purchase Offer, dated February 13, 2009, between Pershing Square Capital Management, L.P. and Borders Group, Inc.

Exhibit 99.4	Second Amendment to the Senior Secured Credit Agreement, dated February 13, 2009, among Borders Group, Inc., the guarantors named therein, the lenders named therein and Pershing Square Capital Management, L.P., as administrative agent and collateral agent.

Exhibit 99.5	Letter Agreement, dated February 13, 2009, between Pershing Square Capital Management, L.P., Borders Group, Inc. and Richard T. McGuire, III.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: February 17, 2009	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
	By:	PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
WILLIAM A. ACKMAN

BGP HOLDINGS CORP.
	By:	/s/ William A. Ackman
William A. Ackman
Authorized Representative